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                                                                     EXHIBIT 3.3

              CERTIFICATE OF INCORPORATION OF CARDINAL FOODS, INC.
   (Composite including all amendments and restatements through July 31, 2002)


     FIRST: The name of the corporation is Cardinal Foods, Inc.

     SECOND: The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of the corporation's registered agent at that address is The Corporation Trust Company.

     THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Seven Hundred Fifty (750), all of which shall be common stock having a par value of $.01 per share.

     FIFTH: To the extent permitted by law, the corporation may purchase or otherwise acquire shares of any class issued by it for such consideration and upon such terms and conditions as may be authorized by its board of directors, in its discretion, from time to time.

     SIXTH: The original Bylaws of the corporation may be adopted by the Incorporator. Thereafter, the power to make, alter or repeal the Bylaws is conferred upon and shall be vested in the board of directors.

     SEVENTH: Elections of directors need not be by written ballot, unless otherwise provided in the corporation's Bylaws.

     EIGHTH: To the extent permitted by the General Corporation Law of Delaware as the same exists or may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

     NINTH: The name of the Incorporator is George H. Bennett, Jr., whose mailing address is 655 Metro Place South, Dublin, Ohio 43017.

     TENTH: [Omitted in original charter documents.]

     ELEVENTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the

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personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation law, as so amended.

     Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.



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